NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the the following security issued by JPMorgan Chase & Co. (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Buffer Notes Based Upon the S&P 500 Index due November 24, 2010
(suspended: 11/24/2010) symbol:BJG

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(1), as NYSE Regulation has been notified that the above issue has matured at its respective date. Accordingly, trading in the issue was suspended before the opening on such maturity date.